1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 17, 2008

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 9/17/2008	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June, 30, 2008 And 2007

Exhibit 99.1

www.umc.com

United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June 30, 2008 And 2007

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2008 AND 2007

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2008 and 2007, the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the six-month periods ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(9) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the June 30, 2008 and 2007 financial statements of the investees, which were audited by other auditors. Our audits insofar as it relates to the investment income (loss) amounted to NT$(25) million and NT$463 million for the six-month periods ended June 30, 2008 and 2007, respectively, and the related long-term investment balances of NT$4,616 million and NT$7,219 million as of June 30, 2008 and 2007, respectively, are based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of June 30, 2008 and 2007, and the results of their consolidated operations and their consolidated cash flows for the six-month periods ended June 30, 2008 and 2007, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2008, the Company adopted Accounting Research and Development Foundation Interpretation No. 96-052, and recognized share-based employee bonuses and remunerations to directors and supervisors as expenses rather than as a distribution of retained earnings.

July 22, 2008

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2008	2007
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$36,496,163	$85,608,440
Financial assets at fair value through profit or loss, current	2, 4(2)	3,312,669	7,802,258
Held-to-maturity financial assets, current	2, 4(3)	—	200,000
Notes receivable	2	62,234	47,228
Accounts receivable, net	2, 4(4)	15,264,473	15,557,762
Accounts receivable - related parties, net	2, 5	368,390	221,622
Other receivables	2	808,948	601,463
Inventories, net	2, 4(5)	12,721,591	11,484,971
Prepaid expenses		846,156	1,197,494
Deferred income tax assets, current	2, 4(22)	1,139,303	2,161,102

Total current assets		71,019,927	124,882,340

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 4(6)	6,790	—
Available-for-sale financial assets, noncurrent	2, 4(7), 4(12)	33,350,304	60,571,122
Financial assets measured at cost, noncurrent	2, 4(8), 4(12)	8,490,466	7,882,650
Long-term investments accounted for under the equity method	2, 4(9)	8,157,631	11,782,254
Prepayment for long-term investments		270,000	247,712

Total funds and investments		50,275,191	80,483,738

Property, plant and equipment	2, 4(10), 4(12), 7
Land		2,029,131	1,857,774
Buildings		22,333,936	21,639,715
Machinery and equipment		448,390,261	431,657,331
Transportation equipment		83,795	85,883
Furniture and fixtures		3,447,158	3,067,345
Leasehold improvements		40,008	43,351
Total cost		476,324,289	458,351,399
Less : Accumulated depreciation		(362,897,041)	(329,091,059)
Add : Construction in progress and prepayments		5,877,829	19,660,008

Property, plant and equipment, net		119,305,077	148,920,348

Intangible assets
Goodwill	2	3,498,687	3,498,687
Other intangible assets		305	—

Total intangible assets		3,498,992	3,498,687

Other assets
Deferred charges	2	1,252,195	1,429,880
Deferred income tax assets, noncurrent	2, 4(22)	3,703,563	3,442,669
Other assets - others	2, 4(11), 6	2,125,466	2,229,680

Total other assets		7,081,224	7,102,229

Total assets		$251,180,411	$364,887,342

		As of June 30,
	Notes	2008	2007
Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(13)	$686,517	$364,329
Financial liabilities at fair value through profit or loss, current	2, 4(14)	33,189	224,775
Accounts payable		5,248,886	5,767,183
Income tax payable	2	544,686	329,952
Accrued expenses	2, 3, 4(20)	7,984,656	7,020,820
Cash dividends payable	4(20)	9,382,799	12,461,529
Payable on equipment		2,130,260	4,277,063
Other payables	4(20)	308,993	2,344,717
Current portion of long-term liabilities	2, 4(15)	—	24,426,911
Other current liabilities		541,139	872,815
Deferred income tax liabilities, current	2, 4(22)	—	148

Total current liabilities		26,861,125	58,090,242

Long-term liabilities
Financial liabilities at fair value through profit or loss, noncurrent	2, 4(14)	42,606	198,451
Bonds payable	2, 4(15)	7,496,027	7,494,762

Total long-term liabilities		7,538,633	7,693,213

Other liabilities
Accrued pension liabilities	2, 4(16)	3,217,046	3,143,027
Deposits-in		11,912	11,018
Deferred income tax liabilities, noncurrent	2, 4(22)	13,728	24,526
Other liabilities - others	2	551,079	522,018

Total other liabilities		3,793,765	3,700,589

Total liabilities		38,193,523	69,484,044

Capital	2, 4(17), 4(18), 4(20)
Common stock		132,144,949	191,442,517
Stock dividends for distribution		6,775,754	—
Additional paid in capital	2, 4(17)
Premiums		54,806,788	61,138,863
Treasury stock transactions		274	8,938
Change in equities of long-term investments		6,712,611	6,623,992
Retained earnings	4(17), 4(20)
Legal reserve		19,711,865	18,476,942
Special reserve		—	824,922
Unappropriated earnings		2,714,327	7,062,654
Adjustment items in stockholders’ equity	2, 4(7)
Cumulative translation adjustment		(5,048,103)	(578,030)
Unrealized gain or loss on financial instruments		3,923,031	33,939,144
Treasury stock	2, 4(17), 4(19)	(15,003,247)	(29,394,664)

Total stockholders’ equity of parent company		206,738,249	289,545,278

Minority interests		6,248,639	5,858,020

Total stockholders’ equity		212,986,888	295,403,298

Total liabilities and stockholders’ equity		$251,180,411	$364,887,342

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the six-month periods ended June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the six-month period ended June 30,
	Notes	2008	2007
Operating revenues	2, 5
Sales revenues		$50,510,896	$49,976,272
Less : Sales returns and discounts		(199,663)	(326,829)

Net Sales		50,311,233	49,649,443
Other operating revenues		1,396,161	1,704,194

Net operating revenues		51,707,394	51,353,637

Operating costs	2, 3, 4(21)
Cost of goods sold		(41,295,298)	(41,509,432)
Other operating costs		(661,628)	(992,305)

Operating costs		(41,956,926)	(42,501,737)

Gross profit		9,750,468	8,851,900
Unrealized intercompany profit	2	(81,280)	(96,448)
Realized intercompany profit	2	85,543	105,892

Gross profit-net		9,754,731	8,861,344

Operating expenses	2, 3, 4(21)
Sales and marketing expenses		(1,693,071)	(1,782,962)
General and administrative expenses		(1,756,615)	(1,685,391)
Research and development expenses	2	(4,177,719)	(4,705,534)

Subtotal		(7,627,405)	(8,173,887)

Operating income		2,127,326	687,457

Non-operating income
Interest revenue		378,066	767,355
Investment gain accounted for under the equity method, net	2, 4(9)	—	530,417
Dividend income		42,747	59,796
Gain on disposal of property, plant and equipment	2	54,446	119,545
Gain on disposal of investments	2	2,087,458	5,271,930
Other income		609,219	306,587

Subtotal		3,171,936	7,055,630

Non-operating expenses
Interest expense	2, 4(10)	(44,580)	(90,327)
Investment loss accounted for under the equity method, net	2, 4(9)	(659,526)	—
Loss on disposal of property, plant and equipment	2	(9,470)	(84,214)
Exchange loss, net	2	(692,748)	(19,433)
Loss on decline in market value and obsolescense of inventories	2	(178,901)	(38,891)
Financial expenses		(63,586)	(88,687)
Impairment loss	2, 4(12)	(194,693)	(248,555)
Loss on valuation of financial assets	2	(718,836)	(88,169)
Loss on valuation of financial liabilities	2, 4(14)	(55,341)	(44,586)
Other losses		(73,883)	(113,054)

Subtotal		(2,691,564)	(815,916)

Income from continuing operations before income tax		2,607,698	6,927,171
Income tax expense	2, 4(22)	(242,818)	(792,999)

Net income		$2,364,880	$6,134,172

Attributable to:
Shareholders of the parent		$2,603,210	$6,369,668
Minority interests		(238,330)	(235,496)

Net income		$2,364,880	$6,134,172

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(23)
Net income attributable to shareholders of the parent		$0.23	$0.21	$0.40	$0.36

Earnings per share-diluted (NTD)	2, 4(23)
Net income attributable to shareholders of the parent		$0.21	$0.20	$0.39	$0.35

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

		Capital				Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock
	Notes	Common Stock	Stock Dividends for Distribution	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Minority Interests	Total
Balance as of January 1, 2007	4(17)	$191,311,927	$—	$11,405	$67,707,287	$16,699,508	$322,150	$17,774,335	$27,557,845	$(824,922)	$(29,394,664)	$6,238,018	$297,402,889
Appropriation of 2006 retained earnings	4(20)
Legal reserve		—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—	—
Special reserve		—	—	—	—	—	502,772	(502,772)	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(12,461,529)	—	—	—	—	(12,461,529)
Remuneration to directors and supervisors		—	—	—	—	—	—	(15,494)	—	—	—	—	(15,494)
Employee bonus - cash		—	—	—	—	—	—	(2,324,120)	—	—	—	—	(2,324,120)
Net income in the first half of 2007		—	—	—	—	—	—	6,369,668	—	—	—	(235,496)	6,134,172
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	1,713	—	—	—	—	—	—	—	1,713
Adjustment of funds and investments disposal	2	—	—	—	(5,515)	—	—	—	—	—	—	—	(5,515)
Changes in unrealized gain on available-for-sale financial assets	2, 4(7)	—	—	—	—	—	—	—	5,273,095	—	—	—	5,273,095
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	1,108,204	—	—	—	1,108,204
Exercise of employee stock options	2, 4(17), 4(18)	119,185	—	—	68,308	—	—	—	—	—	—	—	187,493
Common stock transferred from capital collected in advance		11,405	—	(11,405)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	246,892	—	—	246,892
Changes in minority interests		—	—	—	—	—	—	—	—	—	—	(144,502)	(144,502)

Balance as of June 30, 2007	4(17)	$191,442,517	$—	$—	$67,771,793	$18,476,942	$824,922	$7,062,654	$33,939,144	$(578,030)	$(29,394,664)	$5,858,020	$295,403,298

Balance as of January 1, 2008	4(17)	$132,144,949	$—	$—	$66,126,806	$18,476,942	$824,922	$12,349,227	$22,413,852	$(866,562)	$(15,003,247)	$6,530,810	$242,997,699
Appropriation of 2007 retained earnings	4(17), 4(20)
Legal reserve		—	—	—	—	1,234,923	—	(1,234,923)	—	—	—	—	—
Special reserve		—	—	—	—	—	(824,922)	824,922	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(9,382,647)	—	—	—	—	(9,382,647)
Stock dividends		—	1,000,816	—	—	—	—	(1,000,816)	—	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(11,939)	—	—	—	—	(11,939)
Employee bonus - cash		—	—	—	—	—	—	(286,541)	—	—	—	—	(286,541)
Employee bonus - stock		—	1,146,166	—	—	—	—	(1,146,166)	—	—	—	—	—
Additional paid - in capital transferred to common stock	4(17)	—	4,628,772	—	(4,628,772)	—	—	—	—	—	—	—	—
Net income in the first half of 2007		—	—	—	—	—	—	2,603,210	—	—	—	(238,330)	2,364,880
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	12,212	—	—	—	—	—	—	—	12,212
Adjustment of funds and investments disposal	2	—	—	—	9,427	—	—	—	—	—	—	—	9,427
Changes in unrealized gain on available-for-sale financial assets	2, 4(7)	—	—	—	—	—	—	—	(13,608,153)	—	—	—	(13,608,153)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	(4,882,668)	—	—	—	(4,882,668)
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(4,181,541)	—	—	(4,181,541)
Changes in minority interests		—	—	—	—	—	—	—	—	—	—	(43,841)	(43,841)

Balance as of June 30, 2008	4(17)	$132,144,949	$6,775,754	$—	$61,519,673	$19,711,865	$—	$2,714,327	$3,923,031	$(5,048,103)	$(15,003,247)	$6,248,639	$212,986,888

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2008	2007
Cash flows from operating activities:
Net income attributable to shareholders of the parent	$2,603,210	$6,369,668
Net loss attributable to minority interests	(238,330)	(235,496)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,906,807	18,559,324
Amortization	664,664	648,598
Bad debt expenses (reversal)	3,159	(1,409)
Loss on decline in market value and obsolescence of inventories	178,901	38,891
Cash dividends received under the equity method	134,924	353,592
Investment loss (gain) accounted for under the equity method	659,526	(530,417)
Loss on valuation of financial assets and liabilities	774,177	132,755
Impairment loss	194,693	248,555
Gain on disposal of investments	(2,087,458)	(5,271,930)
Gain on disposal of property, plant and equipment	(44,976)	(35,331)
Gain on reacquisition of bonds	—	(6,112)
Amortization of bond discounts	6,747	34,725
Exchange loss (gain) on financial assets and liabilities	(34,023)	12,554
Exchange loss (gain) on long-term liabilities	(178,877)	283,791
Amortization of deferred income	(79,263)	(71,874)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	508,204	475,612
Notes and accounts receivable	(969,652)	(1,427,707)
Other receivables	168,368	246,744
Inventories	(1,234,033)	(654,002)
Prepaid expenses	(245,676)	(428,482)
Deferred income tax assets	(267,007)	476,033
Other current assets	—	(9,807)
Accounts payable	126,750	(23,056)
Income tax payable	(64,079)	(10,465)
Accrued expenses	(732,725)	(680,904)
Other current liabilities	95,342	(65,813)
Accrued pension liabilities	29,906	30,149
Capacity deposits	(4,446)	(714,685)
Other liabilities - others	119,233	(11,655)

Net cash provided by operating activities	18,994,066	17,731,846

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	(683,740)	(3,233,873)
Proceeds from disposal of available-for-sale financial assets	2,534,105	2,996,582
Acquisition of financial assets measured at cost	(470,262)	(496,143)
Proceeds from disposal of financial assets measured at cost	108,139	139,338
Acquisition of long-term investments accounted for under the equity method	(88,562)	(438,042)
Proceeds from disposal of long-term investments accounted for under the equity method	825	676,095
Proceeds from maturities of held-to-maturity financial assets	—	908,200
Prepayment for long-term investments	(270,000)	(247,712)
Proceeds from capital reduction and liquidation of long-term investments	69,027	60,800
Acquisition of property, plant and equipment	(8,238,821)	(21,590,411)
Proceeds from disposal of property, plant and equipment	100,981	350,872
Deferred charges	(496,859)	(618,191)
Other assets-others	11,401	(5,091)

Net cash used in investing activities	(7,423,766)	(21,497,576)

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2008	2007
(continued)
Cash flows from financing activities:
Increase in short-term loans	$350,013	$20,000
Redemption of bonds	(22,716,624)	(3,701,837)
Reacquisition of bonds	—	(753,384)
Decrease in deposits-in	(2,460)	(1,269)
Exercise of employee stock options	—	187,493
Increase in minority shareholders	—	2,202

Net cash used in financing activities	(22,369,071)	(4,246,795)

Effect of exchange rate changes on cash and cash equivalents	(383,213)	(232,243)

Decrease in cash and cash equivalents	(11,181,984)	(8,244,768)
Cash and cash equivalents at beginning of period	47,678,147	93,853,208

Cash and cash equivalents at end of period	$36,496,163	$85,608,440

Supplemental disclosures of cash flow information:
Cash paid for interest	$393,137	$512,535

Cash paid for income tax	$935,186	$2,018,344

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$4,332,807	$15,737,107
Add: Payable at beginning of period	6,036,274	10,130,367
Less: Payable at end of period	(2,130,260)	(4,277,063)

Cash paid for acquiring property, plant and equipment	$8,238,821	$21,590,411

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$3,285,254
Book value of available-for-sale financial assets delivered for exchange	—	(895,055)
Elimination of related balance sheet accounts	—	392,118

Recognition of gain on disposal of available-for-sale financial assets	$—	$2,782,317

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of June 30, 2008 and 2007 were 14,461 and 14,495, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

(1)	Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as the “Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”, and goodwill is not subject to amortization.

(2)	The consolidated entities are as follows:

As of June 30, 2008

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA)(UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V (UME BV)	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Consulting and planning for investment in new business	100.00
UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Sales and manufacturing of LCOS	85.24
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	50.09
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
UMO	UMO (HK) LIMITED	Investment holding	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00

As of June 30, 2007

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	Consulting and planning for investment in new business	100.00
UMC	UMCI	Sales and manufacturing of integrated circuits	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMO	Sales and manufacturing of LCOS	85.24
UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as a cumulative adjustment items translation adjustment into consolidated stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial assets and financial liabilities

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, convertible bonds, and closed-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee. In accordance with ROC SFAS No. 34, “Financial Instrument: Recognition and Measurement”, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments. Cash dividends received during the year of change would be applied as a reduction of the carrying amount of the investment. Dividends received in subsequent years are recorded in accordance with ROC SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold. Any amount of the investee’s additional paid-in capital and other adjustment items under stockholders’ equity recorded in the stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. Upon disposal of property, plant and equipment, the cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses. Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value. The estimated economic life of the property, plant and equipment is as follows:

Buildings	3 ~ 55 years

Machinery and equipment	5 ~ 6 years

Transportation equipment	4 ~ 5 years

Furniture and fixtures	2 ~ 20 years

Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

An impairment loss will be recognized when the decrease in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - the shorter of contract term or estimated economic life of the related technology; and software - 3 years.

Originally, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective from January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized upon bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible to the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No.18. Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation interpretation Nos. 92-070~072. For stock options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with ROC SFAS No. 39 “Accounting for Share-Based Payment.”

Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

In accordance with Accounting Research and Development Foundation interpretation No. 96-052 effective January 1, 2008, share-based employee bonuses and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as a reduction of retained earnings.

Treasury Stock

In accordance with ROC SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. Prior to December 31, 2007, treasury stock transferred to employees was accounted as treasury stock transaction and no compensation expense is recorded. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital - treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditures Versus Operating Expenditures

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

3.	ACCOUNTING CHANGES

Employee Stock Options

Effective from January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-Based Payment” to account for share-based payments. This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the six-month period ended June 30, 2008.

Share-Based Employee Bonuses and Remunerations Paid to Directors and Supervisors

Effective from January 1, 2008, the Company adopted Accounting Research and Development Foundation interpretation No. 96-052 to account for share-based employee bonuses and remunerations paid to directors and supervisors. The adoption resulted in an unfavorable effect on consolidated net income in the amount of NT$171 million, thereby reducing consolidated earnings per share by NT$0.01 for the six-month period ended June 30, 2008.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2008	2007
Cash:
Cash on hand	$2,810	$2,880
Checking and savings accounts	6,780,322	5,879,774
Time deposits	23,134,423	60,197,601

Subtotal	29,917,555	66,080,255

Cash equivalents:	6,578,608	19,528,185

Total	$36,496,163	$85,608,440

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
Held for trading	2008	2007
Listed stocks	$3,279,771	$7,686,348
Convertible bonds	—	111,010
Forward contracts	29,243	—
Open-end fund	3,655	4,900

Total	$3,312,669	$7,802,258

During the six-month periods ended June 30, 2008 and 2007, net loss of financial assets at fair value through profit or loss, current, were net losses of NT$707 million and NT$69 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of June 30,
	2008	2007
Credit-linked deposits and repackage bonds	$—	$200,000

(4)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2008	2007
Accounts receivable	$15,928,932	$16,016,908
Less: Allowance for sales returns and discounts	(662,454)	(456,667)
Less: Allowance for doubtful accounts	(2,005)	(2,479)

Net	$15,264,473	$15,557,762

(5)	INVENTORIES, NET

	As of June 30,
	2008	2007
Raw materials	$1,035,507	$899,609
Supplies and spare parts	2,328,484	2,065,283
Work in process	8,958,658	8,454,566
Finished goods	1,363,249	885,390

Total	13,685,898	12,304,848
Less : Allowance for loss on decline in market value and obsolescence	(964,307)	(819,877)

Net	$12,721,591	$11,484,971

Inventories were not pledged.

(6)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

	As of June 30,
	2008	2007
Convertible bonds	$6,790	$—

During the six-month periods ended June 30, 2008 and 2007, net gain (loss) of financial assets at fair value through profit or loss, noncurrent, were a net gain of NT$2 million and a net loss of NT$17 million, respectively.

(7)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of June 30,
	2008	2007
Common stock	$32,995,736	$60,571,122
Depositary receipts	264,031	—
Funds	90,537	—

Total	$33,350,304	$60,571,122

During the six-month periods ended June 30, 2008 and 2007, the total unrealized gain (loss) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a loss of NT$15,206 million and a gain of NT$10,042 million, respectively. The Company recognized gains of NT$1,910 million and NT$4,273 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2008 and 2007, respectively. Among the available-for-sale assets, five million shares of EPITECH TECHNOLOGY CORP. (EPITECH) were acquired on March 1, 2007 through the exchange of HIGHLINK TECHNOLOGY CORP. (HIGHLINK) shares, which were previously obtained by the Company through private placement since February 2006. On March 1, 2007, HIGHLINK was merged into EPISTAR CORP. The Company’s holding of EPISTAR CORP. is classified as available-for-sale. Additionally, the Company acquired 5.5 million shares of Simplo Technology Co., LTD were acquired through private placement in July 2006. The exchanges of these shares listed above are restricted by the provisions in Article 43 paragraph 8 of the Securities and Exchange Law.

(8)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2008	2007
Common stock	$5,285,245	$4,976,467
Preferred stock	2,516,578	2,457,709
Convertible bond	15,322	—
Funds	673,321	448,474

Total	$8,490,466	$7,882,650

The Company acquired 0.074 million shares of Ralink Technology Corp. through private placement in July 2007, 4 million shares of INPAQ Technology Co., LTD through private placement in November 2007, and 4.6 million shares of First International Telecom Corp. through private placement in March 2008. The exchanges of these shares listed above are restricted by the provision in Article 43 paragraph 8 of the Securities and Exchange Law.

(9)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2008		2007
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
HOLTEK SEMICONDUCTOR INC. (HOLTEK) (Note A)	$—	—	$903,961	23.12
ITE TECH. INC. (ITE) (Note B)	—	—	380,738	21.62

Subtotal	—		1,284,699

Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note C)	127,379	49.99	127,379	49.99
MTIC HOLDING PTE LTD.	80,111	49.94	78,805	49.94
UWAVE TECHNOLOGY CORP.(UWAVE) (Note D)	—	48.64	—	48.64
AEVOE INTERNATIONAL LTD.	28,368	45.31	9,256	44.33
YUNG LI INVESTMENTS, INC.	270,588	45.16	202,724	37.04
MEGA MISSION LIMITED PARTNERSHIP	1,654,006	45.00	2,551,817	45.00
SMEDIA TECHNOLOGY CORP.	153,493	44.86	130,963	47.72
ACHIEVE MADE INTERNATIONAL LTD.	20,364	43.29	25,610	43.29
UNITECH CAPITAL INC.	624,819	42.00	1,122,669	42.00
ANOTO TAIWAN CORP.	19,982	39.20	27,169	49.00

	As of June 30,
	2008		2007
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
HSUN CHIEH INVESTMENT CO., LTD.	3,042,954	36.49	4,943,314	36.49
UC FUND II	124,319	35.45	252,127	35.45
WALTOP INTERNATIONAL CORP.	159,089	34.79	117,669	40.00
NEXPOWER TECHNOLOGY CORP.	749,227	34.55	295,176	36.66
UNIMICRON HOLDING LIMITED	568,699	33.78	—	—
CRYSTAL MEDIA INC.	42,212	32.87	51,300	34.03
CTC CAPITAL PARTNERS I, L.P.	136,867	32.11	—	—
XGI TECHNOLOGY INC.	60,944	29.28	72,600	31.56
ALLIANCE OPTOTEK CORP.	66,816	27.76	36,664	29.09
AMIC TECHNOLOGY CORP.	62,486	25.87	140,832	28.88
HIGH POWER LIGHTING CORP.	44,548	23.00	53,051	23.00
MOBILE DEVICES INC.	47,996	21.31	24,791	21.16
TRANSLINK CAPITAL PARTNERS I L.P. (TRANSLINK) (Note E)	72,364	15.77	—	—
Y.S. FINANCIAL ADVISORY CO., LTD	—	—	70,000	48.95
UCA TECHNOLOGY INC.	—	—	35,179	48.33
PARADE TECHNOLOGIES, LTD.	—	—	47,871	23.30
AFA TECHNOLOGY, INC.	—	—	80,589	22.32

Subtotal	8,157,631		10,497,555

Total	$8,157,631		$11,782,254

Note A:	As UMC did not have significant influence after decreasing its percentage of ownership in HOLTEK in September 2007, the investee was classified as available-for-sale financial asset.

Note B:	As UMC did not have significant influence after decreasing its percentage of ownership in ITE in August 2007, the investee was classified as available-for-sale financial asset.

Note C:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through a decision at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2008.

Note D:	On June 29, 2007, UWAVE reached the decision to liquidate the company at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2008.

Note E:	According to the partnership contract, the Company has significant influence over TRANSLINK, and it is accounted for under the equity method.

b.	Total gains (loss) arising from investments accounted for under the equity method, based on the audited financial statements of the investees, were a loss of NT$660 million and a gain of NT$530 million for the six-month periods ended June 30, 2008 and 2007, respectively. Investment income (loss) amounting to a loss of NT$25 million and a gain of NT$463 million for the six-month periods ended June 30, 2008 and 2007, respectively, and the related long-term investment balances of NT$4,616 million and NT$7,219 million as of June 30, 2008 and 2007, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term equity investments were not pledged.

(10)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2008
	Cost	Accumulated Depreciation	Book Value
Land	$2,029,131	$—	$2,029,131
Buildings	22,333,936	(8,385,529)	13,948,407
Machinery and equipment	448,390,261	(351,727,821)	96,662,440
Transportation equipment	83,795	(68,233)	15,562
Furniture and fixtures	3,447,158	(2,676,866)	770,292
Leasehold improvement	40,008	(38,592)	1,416
Construction in progress and prepayments	5,877,829	—	5,877,829

Total	$482,202,118	$(362,897,041)	$119,305,077

	As of June 30, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,857,774	$—	$1,857,774
Buildings	21,639,715	(7,188,345)	14,451,370
Machinery and equipment	431,657,331	(319,394,572)	112,262,759
Transportation equipment	85,883	(60,896)	24,987
Furniture and fixtures	3,067,345	(2,406,341)	661,004
Leasehold improvement	43,351	(40,905)	2,446
Construction in progress and prepayments	19,660,008	—	19,660,008

Total	$478,011,407	$(329,091,059)	$148,920,348

a.	Total interest expense before capitalization amounted to NT$62 million and NT$153 million for the six-month periods ended June 30, 2008 and 2007, respectively.

Details of capitalized interest are as follows:

	For the six-month period ended June 30,
	2008	2007
Machinery and equipment	$12,830	$54,965
Other property, plant and equipment	4,858	7,680

Total interest capitalized	$17,688	$62,645

Interest rates applied	0.11%~0.91%	0.67%~0.92%

b.	Property, plant, and equipment were not pledged.

(11)	OTHER ASSETS - OTHERS

	As of June 30,
	2008	2007
Leased assets	$1,180,110	$1,224,825
Deposits-out	744,601	752,062
Others	200,755	252,793

Total	$2,125,466	$2,229,680

Please refer to Note 6 for deposits-out pledged as collateral.

(12)	IMPAIRMENT

	For the six-month period ended June 30,
	2008	2007
Available for sale financial assets, noncurrent	$135,586	$162,481
Financial assets measured at cost, noncurrent	49,117	86,074
Fixed assets	9,990	—

Total	$194,693	$248,555

(13)	SHORT-TERM LOANS

	As of June 30,
	2008	2007
Unsecured bank loans	$686,517	$364,329

	For the six-month period ended June 30,
	2008	2007
Interest rates	2.96%~3.67%	3.28%~5.835%

The Company’s unused short-term lines of credits amounted to NT$13,279 million and NT$12,145 million as of June 30, 2008 and 2007, respectively.

(14)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2008	2007
Interest rate swaps	$75,795	$423,226
Less: Current portion	(33,189)	(224,775)

Total	$42,606	$198,451

During the six-month periods ended June 30, 2008 and 2007, net gain (loss) arising from financial liabilities at fair value through profit or loss were a net loss of NT$55 million and a net gain of NT$341 million, respectively.

(15)	BONDS PAYABLE

	As of June 30,
	2008	2007
Unsecured domestic bonds payable	$7,500,000	$18,000,000
Convertible bonds payable	—	13,956,129
Less: discounts on bonds payable	(3,973)	(34,456)

Total	7,496,027	31,921,673
Less: Current portion	—	(24,426,911)

Net	$7,496,027	$7,494,762

A.	During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaled NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year and seven-year bonds were due starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006 and April 27, 2008, the five-year and seven-year bonds were fully repaid, respectively.

B.	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the Euro MTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds were as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	UMC may have redeemed the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii.	UMC may have redeemed the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may have redeemed all, but not in part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	UMC could have, at the option of the bondholders, redeemed such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying Securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds were exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it received were subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price was NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of June 30, 2007, certain bondholders exercised their rights to exchange their bonds with the total principal amount of US$235 million into AUO shares. Gains arising from the exercise of exchange rights during the six-month period ended June 30, 2007 amounted to NT$2,782 million, and was recognized as gain on disposal of investments.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, UMC redeemed all of the remaining bonds outstanding in the principal amount of US$0.3 million.

C.	During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds. On June 24, 2008, the five-year bonds were fully repaid.

D.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may have redeemed all, but not in part, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, UMC may have redeemed all, but not in part, of the bonds.

iii.	In the event that UMC’s ADSs or shares have officially ceased to be listed or admitted for trading on the NYSE or the TSE, as the case may be, each bondholder would have had the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may have redeemed all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders would not have been entitled to receive payments of such additional amounts.

v.	If a significant change of control occurs with respect to UMC, each bondholder would have had the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC paid the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i.	Conversion Period: Except for the closed period, the bonds may have been converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price was US$4.253 per ADS. The applicable conversion price was subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Redemption at maturity date

At the maturity date of February 15, 2008, UMC had redeemed the bonds at the principal amount.

E.	On March 25, 2002, UMC’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million, and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds were redeemed on March 26, 2007 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after March 25, 2005, UMCJ may have redeemed all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted was equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may have redeemed all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ was not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in controls of had UMCJ occurred, bondholders would have been able to require UMCJ to redeem their bonds on the date that was 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002, up to and including March 19, 2007, the bonds may have been converted into the common shares of UMCJ.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2007, UMCJ reacquired and cancelled a total amount of JPY11,630 million of the bonds from the open market. There was no reacquisition during the six-month period ended June 30, 2007.

(f)	Redemption at maturity date

At the maturity date of March 26, 2007, UMCJ redeemed all the remaining bonds in the principal amount of JPY5,370 million.

F.	On November 25, 2003, UMCJ issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds were as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may have redeemed all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that had been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may have redeemed all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in controls of UMCJ had occurred, bondholders would have been able to require UMCJ to redeem their bonds on the date that was 70 days after the change of control occurs.

iv.	UMCJ would have, at the option of the bondholders, redeemed such bonds on November 26, 2007 at its principal amount.

(c)	Conversion Period

The conversion period was any time on or after January 5, 2004 and on or prior to November 11, 2013. The bonds may have been converted into the common shares of UMCJ.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2007, UMCJ reacquired and cancelled JPY162,700 million and JPY8,430 million, respectively, of the bonds from the open market. The gain on the reacquisition amounting to JPY22 million was recognized as other income for the six-month period ended June 30, 2007. As of June 30, 2008, UMCJ redeemed bonds in the principal amount of JPY5,230 million upon request from the bondholders.

G.	Repayments of the above-mentioned bonds in the future years are as follows:

Bonds repayable in	Amount
2010	$7,500,000

(16)	PENSION PLAN

a.	The Labor Pension Act of the R.O.C.(Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the option to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$203 million and NT$196 million were contributed by the Company for the six-month periods ended June 30, 2008 and 2007, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2008 and 2007, the Company made contributions of NT$67 million and NT$63 million, respectively.

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounting to NT$110 million and NT$111 million were recognized for the six-month periods ended June 30, 2008 and 2007, respectively. The corresponding liability balances of the pension fund were NT$1,361 million and NT$1,253 million as of June 30, 2008 and 2007, respectively.

(17)	CAPITAL STOCK

a.	UMC had 26,000 million common shares authorized to be issued, and 19,144 million shares were issued as of June 30, 2007, each at a par value of NT$10.

b.	UMC has issued a total of 315 million ADSs, which were traded on the NYSE as of June 30, 2007. The total number of common shares of UMC represented by all issued ADSs was 1,576 million shares as of June 30, 2007. One ADS represents five common shares.

c.	Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the six-month period ended June 30, 2007. The issuance process through the authority had been completed.

d.	As resolved during the shareholders’ meeting on June 11, 2007, UMC carried out a capital reduction of NT$57,394 million, which represented approximately 5,739 million shares or approximately 30% of its outstanding shares, for the purpose of increasing shareholders’ return on equity and reducing idle funds. The capital reduction is comprised of NT$53,911 million of cash distribution, and the proportionate cancellation of 348 million shares of treasury stock. The effective date of capital reduction was August 7, 2007 and the transaction was submitted and approved by the competent authority.

e.	On July 17, 2007, UMC cancelled 192 million shares of treasury stock, which were repurchased during the period from May 10, 2004 to May 21, 2004 for the purpose of transferring to employees.

f.	UMC sold 32 million and 65 million shares of treasury stock, which were repurchased during the periods from September 30 to November 29, 2005 and May 23 to July 13, 2006, respectively, to employees in December 2007. An additional 97 million shares were added to the total amount of shares outstanding.

g.	As recommended by the board of directors, and approved by the shareholders at the meeting held on June 13, 2008, UMC issued 678 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$6,776 million, of which NT$1,001 million was stock dividend, NT$1,146 million was employee bonus, and NT$4,629 million was additional paid-in capital. The effective date of capital increase is August 16, 2008, the decision made by the chairman who is authorized by the board of directors.

h.	UMC had 26,000 million common shares authorized to be issued, and 13,214 million shares were issued as of June 30, 2008, each at a par value of NT$10.

i.	UMC had issued a total of 1,098 million ADSs, which were traded on the NYSE as of June 30, 2008. The total number of common shares of UMC represented by all issued ADSs was 220 million shares as of June 30, 2008. One ADS represents five common shares.

(18)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, and October 9, 2007, UMC was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe for 1 share of UMC’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by UMC. The exercise price of the options was set at the closing price of UMC’s common stock on the date of grant. The contractual life of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 7, 2002	939,000	397,997	277,470	$22.52
January 3, 2003	61,000	41,191	28,717	$25.39
November 26, 2003	57,330	42,257	29,460	$35.43
March 23, 2004	33,330	19,120	13,330	$32.85
July 1, 2004	56,590	40,273	28,077	$29.69
October 13, 2004	20,200	9,821	6,846	$25.53
April 29, 2005	23,460	12,573	8,766	$23.52
August 16, 2005	54,350	34,844	24,292	$30.98
September 29, 2005	51,990	41,716	29,083	$28.27
January 4, 2006	39,290	21,971	15,318	$24.36
May 22, 2006	42,058	30,220	21,068	$26.48
August 24, 2006	28,140	20,540	14,320	$25.32
December 13, 2007	500,000	481,523	481,523	$18.95
Total	1,906,738	1,194,046	978,270

Note:	The employee stock options granted prior to August 7, 2007, effective date of capital reduction, are adjusted in accordance with capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of UMC’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of UMC’s common stock.

a.	A summary of the equity-settled share-based payment transaction, and related information for the six-month periods ended June 30, 2008 and 2007, are as follows:

	For the six-month period ended June 30,
	2008			2007
	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per shares (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per shares (NTD)
Outstanding at beginning of period	1,287,407	1,048,832	$22.14	913,958	637,180	$24.95
Granted	—	—	$—	—	—	$—
Exercised	—	—	$—	(11,918)	(8,309)	$22.56
Forfeited	(93,361)	(70,562)	$22.04	(14,557)	(10,148)	$27.80
Expired	—	—	$—	—	—	$—

Outstanding at end of period	1,194,046	978,270	$22.15	887,483	618,723	$24.94

Exercisable at end of period	608,874	424,486	$24.90	662,435	461,828	$23.91

Weighted-average fair value of options granted during the period	$—			$—

b.	The information on UMC’s outstanding stock options as of June 30, 2008, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Option (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2002.09.11	$22.52~$25.39	439,188	306,187	0.29	$22.79	438,966	306,032	$22.79
2003.10.08	$29.69~$35.43	101,650	70,867	1.70	$32.67	91,512	63,799	$32.98
2004.09.30	$23.52~$30.98	98,954	68,987	3.05	$28.35	53,464	37,273	$28.06
2005.12.22	$24.36~$26.48	72,731	50,706	3.85	$25.51	24,932	17,382	$25.63
2007.10.09	$18.95	481,523	481,523	5.45	$18.95	—	—	$—

		1,194,046	978,270	2.94	$22.15	608,874	424,486	$24.90

c.	UMC used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31,2007. Compensation costs for the six-month periods ended June 30, 2008 and 2007 are NT$0. UMC granted options prior to adopting ROC SFAS No. 39 “Accounting for Share-Based Payment.” Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the six-month period ended June 30, 2008
	Basic earnings per share	Diluted earnings per share
Net Income	$2,603,210	$2,473,300
Earnings per share (NTD)	$0.21	$0.20
Pro forma net income	$2,131,444	$2,001,534
Pro forma earnings per share (NTD)	$0.17	$0.16

	For the six-month period ended June 30, 2007
	Basic earnings per share	Diluted earnings per share
Net Income	$6,369,668	$6,497,263
Earnings per share (NTD)	$0.36	$0.35
Pro forma net income	$6,166,802	$6,294,397
Pro forma earnings per share (NTD)	$0.35	$0.34

The fair value of the options granted was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the six-month periods ended June 30, 2008 and 2007:

For the six-month period ended June 30,
	2008	2007
Expected dividend yields	1.37%~1.71%	1.37%~1.64%
Volatility factors of the expected market price	36.29%~49.10%	36.90%~49.10%
Risk-free interest rate	1.85%~2.85%	1.85%~2.85%
Weighted-average expected remaining years	4~5	4~5

(19)	TREASURY STOCK

a.	Changes in treasury stock during the six-month periods ended June 30, 2008 and 2007 are as follows:

For the six-month period ended June 30, 2008

(In thousands of shares)

Purpose	As of January 1, 2008	Increase	Decrease	As of June 30, 2008
For transfer to employees	355,716	—	—	355,716
For conversion of the convertible bonds into shares	348,583	—	—	348,583

Total shares	704,299	—	—	704,299

For the six-month period ended June 30, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of June 30, 2007
For transfer to employees	842,067	—	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000

Total shares	1,342,067	—	—	1,342,067

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2008 and 2007, was 1,321 million shares and 1,914 million shares, while the ceiling amount was NT$76,108 million and NT$86,687 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of June 30, 2008, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 15 million shares of UMC’s stock, with a book value of NT$16.10 per share. The closing price on June 30, 2008 was NT$16.10.

As of June 30, 2007, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of UMC’s stock, with a book value of NT$19.85 per share. The closing price on June 30, 2007 was NT$19.85.

(20)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the shareholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

During the six-month period ended June 30, 2008, the amounts of the employee bonuses and remunerations to directors and supervisors were estimated at NT$182 million and NT$1 million, respectively. The board of directors estimated the amount by taking consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonuses and remunerations directors and supervisors were charged to current income. If the board modified the estimates significantly in the subsequent periods during the year, the company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the shareholders’ meeting of the following year, the adjustment will be regarded as a change of accounting estimate and will be reflected in the consolidated statement of income in the following year.

Details of the 2007 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	2007		2006
Cash Dividend	NT$	0.75 per share	NT$	0.70 per share
Stock Dividend		0.08 per share		—
Employees’ bonus – Cash Dividend (NTD thousands)		286,541		2,324,120
Employees’ bonus – Stock Dividend (NTD thousands)		1,146,166		—
Directors’ and Supervisors’ remuneration (NTD thousands)		11,939		15,494

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings with an amount equal to the amount of items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. When the deductions to stockholders’ equity are reversed, the set-aside special reserve can be distributed.

(21)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2008			2007
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$4,896,300	$2,004,018	$6,900,318	$4,951,304	$1,907,137	$6,858,441
Labor and health insurance	270,141	103,256	373,397	276,267	102,040	378,307
Pension	282,091	97,936	380,027	277,286	92,722	370,008
Other personnel expenses	118,464	60,420	178,884	52,804	35,903	88,707
Depreciation	17,725,751	1,132,665	18,858,416	17,511,805	1,019,972	18,531,777
Amortization	25,676	638,988	664,664	39,973	608,625	648,598

(22)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For six-month period ended June 30,
	2008	2007
Income tax on pre-tax income at statutory tax rate	$700,354	$1,769,175
Permanent and temporary differences	(448,522)	(1,735,846)
Change in investment tax credit	(379,167)	2,456,272
Change in loss carry-forward	(295,674)	83,766
Change in valuation allowance	723,943	(2,081,677)
Income basic Tax	47,519	313,163
Estimated 10% income tax on unappropriated earnings	34	9
Adjustment of prior year’s tax expense	(9,734)	(26,165)
Others	(95,935)	14,302

Income tax expense	$242,818	$792,999

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2008		2007
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,528,347		$12,536,459
Depreciation	$24,876	9,770	$24,612	9,664
Loss carry-forward	7,095,800	2,610,627	9,977,827	3,254,694
Pension	3,204,038	799,815	3,144,611	787,587
Allowance on sales returns and discounts	603,113	151,453	376,246	94,929
Allowance for loss on obsolescence of inventories	895,702	233,956	739,808	192,060
Others	3,145,351	831,991	1,827,514	492,290

Total deferred income tax assets		18,165,959		17,367,683
Valuation allowance		(12,074,135)		(9,795,583)

Net deferred income tax assets		6,091,824		7,572,100

Deferred income tax liabilities
Unrealized exchange gain	(355)	(89)	(613)	(153)
Depreciation	(4,392,450)	(1,098,113)	(5,732,562)	(1,433,140)
Others	(739,542)	(164,484)	(2,303,760)	(559,710)

Total deferred income tax liabilities		(1,262,686)		(1,993,003)

Total net deferred income tax assets		$4,829,138		$5,579,097

	As of June 30,
	2008		2007
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets - current		$7,870,006		$5,163,000
Deferred income tax liabilities - current		(150,845)		(205,650)
Valuation allowance		(6,579,858)		(2,796,396)

Net		1,139,303		2,160,954

Deferred income tax assets - noncurrent		10,295,953		12,204,683
Deferred income tax liabilities - noncurrent		(1,111,841)		(1,787,353)
Valuation allowance		(5,494,277)		(6,999,187)

Net		3,689,835		3,418,143

Total net deferred income tax assets		$4,829,138		$5,579,097

c.	UMC’s income tax returns for all the fiscal years up to 2005 have been assessed and approved by the Tax Authority.

d.	UMC was granted several four- or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2003 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2014.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, employee training.

As of June 30, 2008, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2008	$6,384,432	$5,997,980
2009	2,517,486	2,517,486
2010	2,221,024	2,221,024
2011	1,825,227	1,825,227
2012	966,630	966,630

Total	$13,914,799	$13,528,347

f.	As of June 30, 2008, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2008	$188,312	$188,312
2009	518,628	518,628
2010	392,049	392,049
2011	183,801	183,801
2012	3,800,596	3,800,596
2013	1,389,828	1,389,828
2014	152,502	152,502
2015	470,084	470,084

Total	$7,095,800	$7,095,800

g.	The balance of UMC’s imputation credit accounts as of June 30, 2008 and 2007 were NT$1,167 million and NT$2,112 million, respectively. The expected creditable ratio for 2007 and the actual creditable ratio for 2006 were 6.17% and 8.64%, respectively.

h.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23)	EARNINGS PER SHARE

a.	There were zero coupon convertible bonds and employee stock options outstanding as of June 30, 2008. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2008 and 2007, are disclosed as follows:

	For the six-month period ended June 30, 2008
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income available to common stock shareholders	$2,862,806	$2,603,210	12,494,810	$0.23	$0.21

Effect of dilutive equivalent shares
Employee stock options	$—	$—	12,391
Convertible bonds payable	$(173,214)	$(129,910)	113,329

	For the six-month period ended June 30, 2008
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-diluted:
Income available to common stock shareholders	$2,689,592	$2,473,300	12,620,530	$0.21	$0.20

The employee stock options were not dilutive when calculating the diluted earning per share for the six-month period ended June 30, 2008; therefore, they were not included in the diluted earning per share calculation.

	For the six-month period ended June 30, 2007
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income available to common stock shareholders	$7,182,782	$6,369,668	17,777,875	$0.40	$0.36

Effect of dilution
Employee stock options	$—	$—	122,417
Convertible bonds payable	$133,258	$127,595	516,382
Earning per share-diluted:
Income available to common stock shareholders	$7,316,040	$6,497,263	18,416,674	$0.39	$0.35

b.	Pro forma information on retroactively adjusted earnings per share, as if 2008 earnings and capital reserve transferred to common stock are distributed:

	For the six-month period ended June 30, 2008
	Basic	Diluted
Net income	$2,603,210	$2,473,300

Weighted-average number of shares outstanding (increase in capital through 2008 retained earnings and capital reserve at proportion of 5.4%)	13,171,552	13,304,081

Earnings per share (NTD)	$0.20	$0.19

	For the six-month period ended June 30, 2007 (retroactively adjusted)
	Basic	Diluted
Net income	$6,369,668	$6,497,263

Weighted-average number of shares outstanding (increase in capital through 2008 retained earnings and capital reserve at proportion of 5.4%)	18,740,758	19,414,155

Earnings per share (NTD)	$0.34	$0.33

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SILICON)	The Company’s director
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2008		2007
	Amount	Percentage	Amount	Percentage
SIS	$708,339	1	$426,549	1
Others	375,421	1	255,457	0

Total	$1,083,760	2	$682,006	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Accounts receivable

	As of June 30,
	2008		2007
	Amount	Percentage	Amount	Percentage
AMIC	$172,710	1	$149,643	1
Others	200,147	1	75,910	0

Total	372,857	2	225,553	1

Less : Allowance for sales returns and discounts	(4,467)		(3,931)

Net	$368,390		$221,622

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30, 2008

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$620,213	Customs	Customs duty guarantee

As of June 30, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$621,597	Customs	Customs duty guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$8.2 billion. Royalties and development fees payable in future years are NT$3.4 billion as of June 30, 2008.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2008, these construction contracts have amounted to approximately NT$2.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.7 billion.

(3)	The Company entered into several operating lease contracts for land and offices. These renewable operating leases will expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2008 (3rd quarter and thereafter)	$145,528
2009	273,071
2010	258,886
2011	250,995
2012	241,376
2013 and thereafter	1,935,288

Total	$3,105,144

(4)	On February 15, 2005, the Hsinchu District Prosecutors Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law

UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao.

For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal, which is currently under trial.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

UMC’s principal financial instruments, other than derivatives, is comprised of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, short-term loans, and bonds payable. The main purpose of these financial instruments is to manage financing for UMC’s operations. UMC also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from UMC’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

UMC has foreign currency risk arising from purchases and sales. UMC utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amounts of the hedged items. In principal, UMC does not carry out any forward contracts for uncertain commitments.

Commodity price risk

UMC’s exposure to commodity price risk is minimal.

Credit risk

UMC trades only with established and creditworthy third parties. It is UMC’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes UMC’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of UMC, it is comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments. UMC’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although UMC trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

UMC’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, short-term loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of June 30,
	2008		2007
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$36,496,163	$36,496,163	$85,608,440	$85,608,440
Financial assets at fair value through profit or loss, current	3,283,426	3,283,426	7,802,258	7,802,258
Held-to-maturity financial assets, current	—	—	200,000	200,000
Notes and accounts receivable	16,504,045	16,504,045	16,428,075	16,428,075
Financial assets at fair value through profit or loss, noncurrent	6,790	6,790	—	—
Available-for-sale financial assets, noncurrent	33,350,304	33,350,304	60,571,122	60,571,122
Financial assets measured at cost, noncurrent	8,490,466	—	7,882,650	—
Long-term investments accounted for under the equity method	8,157,631	7,866,696	11,782,254	15,528,300
Prepayment for long-term investments	270,000	—	247,712	—
Deposits-out	744,601	744,601	752,062	752,062

Derivative
Forward contract	29,243	29,243	—	—

	As of June 30,
	2008		2007
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Short-term loans	$686,517	$686,517	$364,329	$364,329
Payables	25,600,280	25,600,280	32,201,264	32,201,264
Capacity deposits (current portion)	—	—	174,020	174,020
Bonds payable (current portion included)	7,496,027	7,143,323	31,921,673	31,974,788

Derivative
Interest rate swaps	75,795	75,795	423,226	423,226

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes and accounts receivable, short-term loans, payables, and current portion of capacity deposits.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2008.06.30	2007.06.30	2008.06.30	2007.06.30
Financial assets
Financial assets at fair value through profit or loss, current	$3,283,426	$7,802,258	$—	$—
Financial assets at fair value through profit or loss, noncurrent	6,790	—	—	—
Available-for-sale financial assets, noncurrent	32,285,969	60,571,122	1,064,335	—
Long-term investments accounted for under the equity method	—	—	7,866,696	15,528,300
Financial liabilities
Short-term loans	—	—	$686,517	$364,329
Bonds payable (current portion included)	7,143,323	31,974,788	—	—

Derivative Financial Instruments
Financial assets
Forward contract	—	—	29,243	—
Financial liabilities
Interest rate swaps	—	—	75,795	423,226

d.	For the six-month periods ended June 30, 2008 and 2007, the total changes in fair value estimated by using a valuation technique and recognized in the consolidated statement of income during periods was NT$684 million and NT$341 million, respectively.

e.	The Company’s financial liabilities with cash flow interest rate risk exposure were NT$76 million and NT$423 million as of June 30, 2008 and 2007, respectively.

f.	During the six-month periods ended June 30, 2008 and 2007, total interest revenue for financial assets or liabilities that are not at fair value through profit or loss were NT$378 million and NT$767 million, respectively, while interest expense for the six-month periods ended June 30, 2008 and 2007 were NT$62 million and NT$153 million, respectively.

(4)	During the six-month periods ended June 30, 2008 and 2007, the Company held credit-linked deposits and repackage bonds that were recorded as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2008

The Company did not hold any credit-linked deposits or repackage bonds as of June 30, 2008.

As of June 30, 2007

UMC

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

b.	Credit risk

The counterparties of the above investments were major international financial institutions. The repayment in full of these investments was subject to the non-occurrence of one or more credit events, which were referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMCJ, may have received less than the full amount of these investments or nothing. The Company and its subsidiary, UMCJ, selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments.

(5)	The Company entered into interest rate swap and forward contracts for hedging interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The Company entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items and these financial instruments were not held for trading purposes. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2008 and 2007, the Company had the following interest rate swap agreements outstanding:

As of June 30, 2008

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

As of June 30, 2007

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company are summarized as follows:

As of June 30, 2008

UMC

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 343 million	May 12, 2008 to August 12, 2008

As of June 30, 2007

The Company did not hold any forward contracts as of June 30, 2007.

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the consolidated financial statements

UMC

As of June 30, 2008 and 2007, the interest rate swap agreements that were classified as financial liabilities at fair value through profit or loss amounted to NT$76 million and NT$423 million, respectively.

A related valuation gain of NT$18 million and loss of NT$22 million was recorded under non-operating revenue and loss for the six-month periods ended June 30,2008 and 2007, respectively.

As of June 30, 2008, the forward contracts were classified as current assets amounting to NT$29 million and the related valuation gain of NT$666 million was recorded under non-operating revenue for the six-month period ended June 30, 2008.

(6)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2008 and 2007 are disclosed in Attachment 1.

(7)	Details of subsidiaries that hold UMC’s stock are as follows:

As of June 30, 2008

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	15,386	$247,720	Long-term investment

As of June 30, 2007

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	22,070	$438,090	Long-term investment

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the ROC Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2008: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008: Please refer to Attachment 3.

c.	Securities held as of June 30, 2008: Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2008: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2008: Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 10.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

For the six-month period ended June 30, 2008

				Transactions
No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$26,794,854	Net 60 days	51.82%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,211,148	—	2.47%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	5,974,877	Net 60 days	11.56%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	2,546,083	—	1.01%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	856,285	Net 60 days	1.66%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	271,254	—	0.11%

For the six-month period ended June 30, 2007

				Transactions
No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,337,422	Net 60 days	43.50%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,113,267	—	1.40%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	3,561,729	Net 60 days	6.94%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,401,612	—	0.38%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,302,912	Net 60 days	2.54%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	379,108	—	0.10%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICRODISPLAY OPTRONICS CORP.	1	Long -term investments accounted for under the equity method	197,798	—	0.05%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Note 1: UMC and its subsidiaries are coded as follows:

1. UMC is coded “0”.

2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2: Transactions are categorized as follows :

1. The holding company to subsidiary.

2. Subsidiary to holding company.

3. Subsidiary to subsidiary.

Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Collateral
No.	Lender	Counter- party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount
None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Receiving party
No.	Endorsor/Guarantor	Company name	Releationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400	$2,771,832	7.03	$2,771,832	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	16,270	150,333	4.59	150,333	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	59,936	0.94	59,936	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	18,944	232,068	0.17	232,068	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,280	65,602	0.14	65,602	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,288,279	100.00	1,288,279	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	305,737	100.00	298,123	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,540,287	100.00	3,540,287	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	680	8,470	100.00	8,470	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	167	100.00	167	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	628,800	6,515,204	100.00	6,515,204	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	8,854,009	99.99	8,891,593	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	84,093	67,004	85.24	67,004	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,003,704	50.09	1,442,877	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	127,379	49.99	133,469	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	80,111	49.94	80,111	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	1,654,006	45.00	1,654,006	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	624,819	42.00	624,819	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	3,042,954	36.49	2,900,941	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	44,912	749,227	34.55	753,149	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	$568,699	33.78	$571,083	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	3,307	33,462	15.27	33,462	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	15,550	20,467	11.18	45,123	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	22,279	1,519,453	19.50	1,519,453	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	206,414	7,121,279	19.53	7,121,279	None
Stock	HOLTEK SEMICONDUCTOR INC.	—	Available-for-sale financial assets, noncurrent	36,986	1,209,450	16.91	1,209,450	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	113,899	16.60	113,899	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	56,714	2,552,148	16.38	2,552,148	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	1,964,441	16.24	1,964,441	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	61,274	5,404,355	10.76	5,404,355	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	996	14,144	2.37	14,144	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,572	278,596	4.16	278,596	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,584	314,591	4.03	314,591	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	21,005	1,144,945	3.39	1,144,945	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	38,505	508,269	3.17	508,269	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,048	9,604	2.34	9,604	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	929	36,844	0.97	36,844	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,293,844	0.86	2,293,844	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	3,774	1,320,908	0.36	1,320,908	None
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,268	189,589	0.02	189,589	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	VIETNAM INFRASTRUCTURE LTD.	—	Available-for-sale financial assets, noncurrent	5,000	$90,537	—	$90,537	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	Note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,774	208,746	4.29	Note	None
Stock	TECO NANOTECH CO. LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	Note	None
Stock	SINO SWEARINGEN AIRCRAFT CORP.	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	Note	None
Stock	TAIWAN AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	234	—	0.17	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	188,179	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	144,579	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	—	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,166	119,911	—	N/A	None

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$1,236,327	100.00	$1,236,327	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	4,155	28,368	45.31	28,368	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	$—	44.29	$—	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	19,982	39.20	19,982	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	119,317	26.09	68,305	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	31,194	24.29	31,194	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	5,789	48,720	20.24	41,284	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	32,888	18.99	31,323	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	35,057	18.10	25,825	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	6,853	39,178	17.07	35,544	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	20,478	59,264	14.69	59,264	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	2,072	17,723	9.56	20,966	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Available-for-sale financial assets, noncurrent	11,872	416,708	14.94	416,708	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	14,188	2,844,772	12.10	2,844,772	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,691	67,050	1.77	67,050	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,731	259,259	0.76	259,259	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	595	22,592	0.56	22,592	None
Stock	RALINK TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	495	102,496	0.45	102,496	None
Stock	C SUN MFG LTD.	—	Available-for-sale financial assets, noncurrent	238	3,946	0.18	3,946	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	15,386	247,720	0.12	247,720	None
Stock	ASROCK INC.	—	Available-for-sale financial assets, noncurrent	49	6,370	0.05	6,370	None
Stock	CLIENTRON CORP. (formerly BCOM ELECTRONICS INC.)	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,837	$35,174	18.43	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,409	94,095	15.68	Note	None
Stock	USBEST TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	7,347	95,303	15.57	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	—	Financial assets measured at cost, noncurrent	1,200	15,192	11.42	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	10,583	11.08	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,864	11,458	11.04	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,530	50,553	10.79	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,599	34,866	10.67	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,140	22,886	10.10	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	3,856	22,876	10.06	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,452	109,898	9.94	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,396	42,180	9.77	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,100	17,600	9.49	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,153	54,325	9.43	Note	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	750	30,289	9.38	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	1,571	20,102	9.32	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	2,660	16,663	9.16	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	9.09	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	3,600	$43,200	9.00	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	10,421	8.15	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	752	15,673	8.08	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.80	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,490	6,605	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	PRIMESENSOR TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	750	7,500	5.00	Note	None
Stock	EUTECH MICROELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,700	59,500	4.95	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,391	22,178	4.80	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	4,245	26,742	4.56	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,220	14,736	4.08	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	3,426	34,264	3.81	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	3.62	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,183	14,165	3.50	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,143	$131,806	3.47	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,337	21,878	3.37	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	9,472	3.16	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,400	225,000	3.06	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	1,225	8,195	3.02	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	750	4,950	2.50	Note	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	3,000	30,000	2.31	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,500	15,000	1.81	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.66	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,500	72,975	1.58	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	—	Financial assets measured at cost, noncurrent	—	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	—	Financial assets measured at cost, noncurrent	4,610	41,490	1.02	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	24,419	1.02	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	162	737	0.91	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	1,162	9,739	0.66	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4	—	0.40	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	37,351	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None
Stock	NEXPOWER TECHNOLOGY CORP.	—	Prepayment for long-term investments	2,700	81,000	—	—	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	FGIT GLOBAL REALTY & INFRASTRUCTURE FUND	—	Financial assets at fair value through profit or loss, current	500	$3,655	—	$3,655	None
Convertible bonds	CAREER TECHNOLOGY (MFG.) CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	70	6,790	—	6,790	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	27,163	100.00	27,163	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	270,588	45.16	270,588	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	—	136,867	32.11	136,867	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	95,588	14.87	24,533	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	20,768	217,029	5.70	217,029	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,632	183,666	4.85	183,666	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	6,423	150,929	4.08	150,929	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,500	786,500	2.96	786,500	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,843	69,945	1.75	69,945	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	10,256	561,980	1.65	561,980	None
Stock	MITAC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	6,000	119,400	1.12	119,400	None
Stock	DARFON ELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	2,900	189,950	1.05	189,950	None
Stock	AVERMEDIA TECHNOLOGIES, INC.	—	Available-for-sale financial assets, noncurrent	1,950	92,332	0.97	92,332	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,127	196,686	0.88	196,686	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	9,000	118,800	0.74	118,800	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	529	19,875	0.56	19,875	None
Stock	ITE TECH. INC.	—	Available-for-sale financial assets, noncurrent	500	34,100	0.44	34,100	None
Stock	CYNTEC CO., LTD.	—	Available-for-sale financial assets, noncurrent	783	34,374	0.43	34,374	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ASROCK INC.	—	Available-for-sale financial assets, noncurrent	202	$26,260	0.20	$26,260	None
Stock	TATUNG CO.	—	Available-for-sale financial assets, noncurrent	1,597	19,563	0.04	19,563	None
Stock	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,410	267,685	0.04	267,685	None
Stock	CATHAY FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	750	49,500	0.01	49,500	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	7.69	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	11,502	479,250	6.51	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	5.67	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	121,625	2.63	Note	None
Stock	CANDO CORP.	—	Financial assets measured at cost, noncurrent	3,000	30,000	0.43	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	74	7,980	0.07	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	Financial assets measured at cost, noncurrent	4,126	160,355	—	Note	None
Stock-Preferred stock	KU6 HOLDING LTD.	—	Financial assets measured at cost, noncurrent	26,248	151,696	—	Note	None
Stock	NEXPOWER TECHNOLOGY CORP.	—	Prepayment for long-term investments	5,400	162,000	—	—	None

UNITRUTH INVESTMENT CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	5,241	$25,017	11.00	$18,149	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	39,772	8.70	22,768	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	$11,018	8.58	$11,018	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,150	18,096	7.52	15,334	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	9,491	4.90	6,991	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	964	9,759	4.45	9,759	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	—	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,700	8,818	4.24	8,818	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	929	36,844	0.97	36,844	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	695	26,357	0.66	26,357	None
Stock	RALINK TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	369	76,383	0.33	76,383	None
Stock	ASROCK INC.	—	Available-for-sale financial assets, noncurrent	49	6,370	0.05	6,370	None
Stock	COTECH, INC.	—	Financial assets measured at cost, noncurrent	738	29,804	9.23	Note	None
Stock	AWISE FIBER TECH.CO.,LTD.	—	Financial assets measured at cost, noncurrent	860	10,888	8.18	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	3,410	39,593	8.12	Note	None
Stock	OCULON OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	900	14,400	7.77	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	7,920	7.15	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	988	40,415	6.92	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	6.80	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,010	25,850	5.74	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	1,504	18,542	5.18	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,806	62,427	5.04	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	$10,500	4.91	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,391	14,755	4.80	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.68	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,386	3,059	4.46	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,138	13,747	3.80	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,495	17,941	3.74	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	695	4,650	1.72	Note	None
Stock	UNIDISPLAY INC.	—	Financial assets measured at cost, noncurrent	2,000	20,000	1.54	Note	None
Stock	USBEST TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	660	7,145	1.40	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	315	7,950	1.38	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	1,222	7,698	1.31	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260	2,193	1.25	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,728	72,000	0.98	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	385	2,310	0.97	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	162	737	0.91	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	500	5,000	0.60	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	604		$5,064	0.34		Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	1,047		10,470	—		N/A	None
Stock	NEXPOWER TECHNOLOGY CORP.	—	Prepayment for long-term investments	900		27,000	—		—	None

UNITED MICRODISPLAY OPTRONICS CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMO (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	15,600		$3,078	100.00		$3,078	None

UMC CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	375	100.00	USD	375	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	2,491	100.00	USD	2,491	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD	672	43.29	USD	139	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	4,106	35.45	USD 4,106	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	—	USD	2,390	15.77	USD 2,390	None
Stock	INTELLON CORP.	—	Available-for-sale financial assets, noncurrent	1,150	USD	3,796	3.84	USD 3,796	None
American Depositary Receipts	CHUNGHWA TELECOM CO., LTD.	—	Available-for-sale financial assets, noncurrent	344	USD	8,720	0.04	USD 8,720	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00	Note	None
Stock	CIPHERMAX, INC.	—	Financial assets measured at cost, noncurrent	95	USD	1,281	—	Note	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—	N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,233	USD	4,322	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	Note	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	2,070	USD	4,052	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Convertible bonds	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	3	USD	506	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	650	USD	1,462	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000	USD	4,000	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2008
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	4,373	USD	4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	14,355	USD	3,558	—	N/A	None
Stock-Preferred stock	VISAGE MOBILE INC.	—	Financial assets measured at cost, noncurrent	5,099	USD	2,000	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	712	—	N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	—	Financial assets measured at cost, noncurrent	9	USD	9,000	—	N/A	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	—	Financial assets measured at cost, noncurrent	3,125	USD	1,459	—	N/A	None
Stock-Preferred stock	CHIPX,INC.	—	Financial assets measured at cost, noncurrent	63	USD	117	—	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	—	Financial assets measured at cost, noncurrent	1,000	USD	500	—	N/A	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2008.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	6,552	$2,758,402	—	$—	2,778	$1,059,582	$27,366	$1,030,448 (Note 3)	3,774	$1,320,908
Stock	HOLTEK SEMICONDUCTOR INC.	Available-for-sale financial assets, noncurrent	Open market	—	42,326	2,093,033	—	—	5,340	220,053	80,610	132,071 (Note 4)	36,986	1,209,450

Note 1: The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.

Note 2: The disposal cost represents historical cost .

Note 3: The gain on disposal includes additional paid-in capital adjustments of NT$(1,768) thousand dollars.

Note 4: The gain on disposal includes additional paid-in capital adjustments of NT$(7,687) thousand and cumulative translation adjustments of NT$315 thousand.

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	RALINK TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	1,389	$14,828	—	$—	894	$226,587	$9,543	$217,044	495	$102,496

Note 1: The investee was reclassified as available-for-sale financial asset due to it went initial public offering in 2008. The beginning balance was stated at cost as the ending balance are recorded at the prevailing market price.

Note 2: The disposal cost represents historical cost .

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	TATUNG CO.	Available-for-sale financial assets, noncurrent	Open market	—	26,152	$411,894	—	$—	24,555	$427,852	$302,218	$125,634	1,597	$19,563

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	HORIZON SECURITIES CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	8,858	$113,383	—	$—	8,858	$139,659	$55,481	$84,178	—	$—
Stock	HUNG SHENG CONSTRUCTION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	3,300	79,695	—	—	3,300	105,296	88,460	16,836	—	—
Stock	AVERMEDIA TECHNOLOGIES, INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	1,950	108,152	—	—	—	—	1,950	92,332
Stock	CHUNGHWA TELECOM CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,410	262,493	—	—	—	—	3,410	267,685
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	Financial assets measured at cost, noncurrent	TOUCH MEDIA INTERNATIONAL HOLDINGS	—	—	—	4,126	160,355	—	—	—	—	4,126	160,355
Stock	NEXPOWER TECHNOLOGY CORP.	Prepayment for long-term investments	NEXPOWER TECHNOLOGY CORP.	—	—	—	5,400	162,000	—	—	—	—	5,400	162,000

Note 1: The amounts of beginning and ending balances of available for sale are recorded at the prevailing market prices.

Note 2: The disposal cost represents historical cost .

UNITRUTH INVESTMENT CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	RALINK TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	1,365	$14,570	—	$—	996	$231,570	$10,631	$220,939	369	$76,383

Note 1: The investee was reclassified as available-for-sale financial asset due to it went initial public offering in 2008. The beginning balance was stated at cost as the ending balance are recorded at the prevailing market price.

Note 2: The disposal cost represents historical cost .

UMC CAPITAL CORP.

					Beginning balance			Addition			Disposal							Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	RUBICON TECHNOLOGY, INC.	Available-for-sale financial assets, noncurrent	Open market	—	275	USD	6,531	—		$—	275	USD	5,841	USD	3,850	USD	1,991	—		$—
American Depositary Receipts	SPREADTRUM COMMUNICATIONS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	550	USD	6,737	—		—	550	USD	4,340	USD	1,435	USD	2,905	—		—
American Depositary Receipts	CHUNGHWA TELECOM CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—		—	344	USD	8,752	—		—		—		—	344	USD	8,720

Note 1: The amounts of beginning and ending balances of available for sale are recorded at the prevailing market prices.

Note 2: The disposal cost represents historical cost .

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions			Details of non-arm’s length transaction			Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$26,794,854	55%	Net 60 Days	N/A	N/A	$6,211,148	40%
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	5,974,877	12%	Net 60 Days	N/A	N/A	2,546,083	17%
UMC JAPAN	Investee company	Sales	856,285	2%	Net 60 Days	N/A	N/A	271,254	2%
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	708,339	1%	Month-end 45 Days	N/A	N/A	171,828	1%

UNITED MICROELECTRONICS (EUROPE) B.V.

		Transactions				Details of non-arm’s length transaction			Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	192,811	100%	Net 60 Days	N/A	N/A	USD	84,081	100%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions				Details of non-arm’s length transaction			Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	862,888	100%	Net 60 Days	N/A	N/A	USD	205,149	100%

UMC JAPAN

		Transactions				Details of non-arm’s length transaction			Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	2,848,908	62%	Net 60 Days	N/A	N/A	JPY	953,343	32%
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY	969,655	11%	Month-end 45 Days	N/A	N/A	JPY	569,985	14%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—	$6,211,148	$753	$6,211,901	8.98	$—	—	$2,498,279	$—
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	2,546,083	—	2,546,083	5.50	319,472	Credit Collecting	689,693	3,406
UMC JAPAN	Investee company	—	271,254	93	271,347	5.47	2,437	Credit Collecting	6,283	1,758
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	171,828	370	172,198	5.02	10,835	Credit Collecting	323	—

UMC JAPAN

		Ending balance							Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Allowance for doubtful accounts
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY	569,985	$—	JPY	569,985	4.81	JPY	296,627	Credit Collecting	JPY	118,455	$—

ATTACHMENT 10 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,288,279	$186,938	$186,938
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	305,737	27,732	27,732
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,540,287	147,271	147,271
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,400	USD	1,000	680	100.00	8,470	(5,294)	(5,294)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	167	(419)	(419)
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	628,800	100.00	6,515,204	83,147	82,547
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	8,854,009	382,193	382,186
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,205,876		1,205,876	84,093	85.24	67,004	(97,975)	(90,067)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	6,003,704	(461,674)	(231,247)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	2,325	—	Note 2
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	80,111	(2,339)	(1,169)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	624,819	96,821	40,664
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	3,042,954	51,118	19,056
NEXPOWER TECHNOLOGY CORP.	Taichung, Taiwan	Sales and manufacturing of solar power batteries		760,745		760,745	44,912	34.55	749,227	(108,482)	(37,478)
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	33.78	568,699	(224,608)	(75,881)	Note 3
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		262,736		248,795	3,307	15.27	33,462	(28,535)	(4,691)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		133,009		133,104	15,550	11.18	20,467	(146,011)	(14,482)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	1,654,006	(1,139,970)	(512,986)	Note 4

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: On July 3, 2006, PACIFIC VENTURE CAPITAL CO., LTD. began the liquidation process. The Company had ceased to recognize investment income of PACIFIC VENTURE CAPITAL CO., LTD. thereafter.

Note 3: Previously recorded as a prepayment for long-term investments in prior periods.

Note 4: No shares since it belongs to partnership fund organization.

ATTACHMENT 10 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$1,236,327	$180,679	$180,677
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	2,213	USD	1,213	4,155	45.31	28,368	(3,742)	(1,747)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	—	—	Note 2
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	39.20	19,982	(11,870)	(4,653)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	6,000	26.09	119,317	4,273	1,127
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones		50,629		50,629	4,493	24.29	31,194	(12,862)	(3,125)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		74,235		74,235	5,789	20.24	48,720	(34,902)	(7,065)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		93,478		93,478	9,045	18.99	32,888	(47,005)	(8,927)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	4,525	18.10	35,057	(6,616)	(1,197)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip		89,414		89,414	6,853	17.07	39,178	2,664	464
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		214,745		215,542	20,478	14.69	59,264	(146,011)	(21,467)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		277,483		270,483	2,072	9.56	17,723	(28,535)	(2,268)

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: On June 29, 2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decesion of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 10 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

			Initial Investment (Note 1)				Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900		USD —	900	100.00	$27,163	$(89)	$(89)
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment holding		280,000		280,000	0.28	45.16	270,588	(238)	(1,178)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	—	32.11	136,867	4,262	1,368	Note 2
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor		106,266		106,266	7,084	14.87	95,588	(47,005)	(6,992)

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: No shares since it belongs to partnership fund organization.

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	$77,477	$77,477	5,241	11.00	$25,017	$(47,005)	$(5,172)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	30,000	30,000	2,000	8.70	39,772	4,273	376
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.58	11,018	(12,862)	(1,104)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	27,573	27,573	2,150	7.52	18,096	(34,902)	(2,624)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	14,700	1,225	4.90	9,491	(6,616)	(324)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production	32,201	26,400	964	4.45	9,759	(28,535)	(981)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	—	—	Note 1
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	20,463	20,463	1,700	4.24	8,818	2,664	115

Note 1: On June 29, 2007, UWAVE TECHNOLOGY CORP. (UWAVE) reached the decesion of liquidation at it’s shareholders’ meeting. The Company had ceased to recognize investment income of UWAVE thereafter.

ATTACHMENT 10 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICRODISPLAY OPTRONICS CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMO (HK) LIMITED	Hongkong	Investment holding	USD	100	USD	100	15,600	100.00	$3,078	$29	$29

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

UMC CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2008
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value (thousand)		Net income (loss) of investee company (thousand)		Investment income (loss) recognized (thousand)		Note
UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	375	USD	16	USD	16
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	2,491	USD	379	USD	379
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	43.29	USD	672	USD	(250)	USD	(109)
UC FUND II	British Virgin Islands	Investment holding	USD	2,850	USD	3,850	5,000	35.45	USD	4,106	USD	(32)	USD	(11)
TRANSLINK CAPITAL PARTNERS I L.P.	California, USA	Investment holding	USD	2,600	USD	1,560	—	15.77	USD	2,390	USD	(581)	USD	(112)	Note 2

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: No shares since it belongs to partnership fund organization.

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2008)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Investment Flows
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital (Note 1)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2008 (Note 1)		Outflow	Inflow	Accumulated Outflow of Investment from Taiwan as of June 30, 2008 (Note 1)		Percentage of Ownership	Investment income (loss) recognized	Carrying Value as of June 30, 2008 (Note 1)		Accumulated Inward Remittance of Earnings as of June 30,2008
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	RMB	450,636	(Note 2)	USD	20,000 (Note 3)	$—	$—	USD	20,000	33.78%	$(62,205) (Note 4)	USD	19,104	$—
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Development & technical design of multimedia		(Note 5)	(Note 5)		—	(Note 5)	—		(Note 5)	—	—		—	—
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Development & design of computer software		(Note 5)	(Note 5)		—	(Note 5)	—		(Note 5)	—	—		—	—
TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD.	Development & technical design of multimedia		(Note 5)	(Note 5)		—	(Note 5)	—		(Note 5)	—	—		—	—
RE BO CULTURE BROADCASTING LTD.(BEIJING)	TV program producing , Advertisement , Added value service		(Note 6)	(Note 6)		—	(Note 6)	—		(Note 6)	—	—		—	—
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) Co., LTD.	Commercial consult of TV shopping , Business market plans and business management consult, etc.		(Note 7)	(Note 7)		—	(Note 7)	—		(Note 7)	—	—		—	—
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.		(Note 8)	(Note 8)		—	(Note 8)	—		(Note 8)	—	—		—	—
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding Introduce and consult		(Note 9)	(Note 9)		—	(Note 9)	—		(Note 9)	—	—		—	—

Accumulated Investment in Mainland China as of June 30, 2008	Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment
USD 20,000 (Note 5, 6, 7, 8)	USD	30,950	$42,847,650

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	Indirect investment in UNIMICRON TECHNOLOGY (SUZHOU) CORP. was through UNIMICRON HOLDING LIMITED (Samoa).
Note 3:	The Company initially accounted for its investment in UNIMICRON HOLDING LIMITED (Samoa) as a prepayment for long-term investments.

In January 2008 UNIMICRON HOLDING LIMITED (Samoa) completed its increase in the capital, and the Company now accounts it under the equity method.

However, outflow of investment capital from Taiwan to UNIMICRON TECHNOLOGY (SUZHOU) CORP. was as of the end of 2007.

Note 4:	Recognized on the basis of the audited financial statements for the same period.
Note 5:	TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via holding preferred shares issued by Touch Media International Holdings (Cayman) (Touch Media).

Due to TLC only holds preferred shares and do not have significant influence on Touch Media, the detail information of investments that Touch Media made in Mainland China were not available on a timely basis.

As of June 30, 2008, TLC had wired USD 5,000 thousand to Touch Media for the stated investment.

Note 6:	TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via investing in Zebra Media Inc. (Cayman) (Zebra) by its investee company, CTC Capital Partners I, L.P. (Cayman) (CTC).

Due to CTC only holds preferred shares and do not have significant influence on Zebra, the detail information of investments that Zebra made in Mainland China were not available on a timely basis.

As of June 30, 2008, CTC had wired USD 122 thousand to Zebra for the stated investment.

Note 7:	TLC Capital Co., Ltd. (TLC) indirectly invests in Mainland China via investing in TFY HOLDING LTD. (BVI) (TFY) by its investee company, CTC Capital Partners I, L.P. (Cayman) (CTC).

Due to CTC only holds preferred shares and do not have significant influence on TFY, the detail information of investments that TFY made in Mainland China were not available on a timely basis.

As of June 30, 2008, CTC had wired USD 28 thousand to TFY for the stated investment.

Note 8:	TLC Capital Co., Ltd. (TLC) indirectly invests in KU6 (BEIJING) TECHNOLOGY CO., LTD. via investing in KU6 HOLDING LTD. (KU6).

Due to TLC only holds preferred shares and do not have significant influence on KU6, the detail information of investments that KU6 made in Mainland China were not available on a timely basis.

As of June 30, 2008, TLC had wired USD 5,000 thousand to KU6 for the stated investment.

Note 9:	TLC Capital Co., Ltd. (TLC) indirectly invests in UNITRUTH ADVISOR (SHANGHAI) CO., LTD.(UNITRUTH) via investing in SOARING CAPITAL CORP. (SOARING).

Due to the registeration process of UNITRUTH has not yet been completed , the detail information of investments that SOARING made in Mainland China were not available on a timely basis.

As of June 30, 2008, TLC had wired USD 800 thousand to SOARING for the stated investment.